Exhibit 99.1

On Reports First Quarter 2025 Results

•Building on its strong global momentum, On achieves record quarterly net sales of CHF 726.6 million in the first quarter, growing by 43.0% year-over-year, 40.0% on a constant currency basis. The performance ahead of expectations is driven by On's successful multi-channel strategy, including continued exceptional momentum in the direct-to-consumer ("DTC") channel and strong demand from wholesale partners, with DTC and wholesale net sales growing 45.3% and 41.5%, respectively.
•The increased DTC share, accounting for 38.1% of On's total net sales in the quarter, supports the expansion of the brand's gross profit margin to 59.9%, up from 59.7% when compared to the same period in the prior year. On's ability to drive ongoing profitability is further visible in the net income margin of 7.8% and the significantly increased adjusted EBITDA margin of 16.5%, resulting from the continued focus on premium execution and operational efficiency gains.
•Following a strong start to the year and continued global demand for the On brand across channels, regions and products, the company raises its full-year 2025 net sales guidance, and now expects to reach at least 28% growth on a constant currency basis, equivalent to CHF 2.86 billion at current spot rates. On acknowledges that recent global trade policy shifts have introduced higher levels of planning uncertainty. The company now expects a gross profit margin in the range of 60.0% - 60.5% for the full year, and an adjusted EBITDA margin in the range of 16.5% - 17.5%.
•Supported by On's brand positioning and commitment to deliver on its premium brand promise, including the continuous evaluation of its pricing strategy within the marketplace, On remains confident in continuing to deliver strong operational profitability expansion.
•The successful launches of Cloudsurfer 2 and Cloud 6, coupled with strong traction across its apparel offering and impactful brand-building campaigns featuring high-profile talent like Zendaya, have driven global momentum for the brand. On’s focus on operational excellence and its continued global store rollout are elevating the premium experience for consumers at every touchpoint. With groundbreaking technologies like LightSpray™, On continues to dream big and redefine sportswear.

ZURICH, Switzerland, May 13, 2025 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the first quarter ended March 31, 2025.

Caspar Coppetti, Co-Founder and Executive Co-Chairman of On, said: “Building on our vision to be the most premium global sportswear brand, our first quarter results have exceeded our expectations and reflect the strong momentum of our brand across all channels, regions and product categories. Looking into the second quarter and beyond, we are energized by the global traction and cultural resonance of On as a head-to-toe sportswear brand. As we solidify our premium positioning in the marketplace, we will continue to focus on what differentiates us — combining performance and design with a constant thirst for innovations big and small."

Martin Hoffmann, Co-CEO and CFO of On, said: “We saw On's exceptional momentum from 2024 continue into 2025, delivering strong top-line growth in the first quarter, elevated further by product launches like the Cloud 6 and the Cloudsurfer 2. We are thrilled to see that the continued growing strength of our DTC channel as well as improved operational execution across our supply chain have further contributed to a significant profitability expansion. As we look ahead, we are confident that our commitment to bold innovation, operational excellence, and elevated consumer experiences will drive market share gains and further cement On’s global premium position, allowing us to navigate the higher levels of planning uncertainty in today’s market environment.”

Key Financial and Operating Metrics
Key financial and operating metrics for the three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024 include:

•    net sales increased by 43.0% to CHF 726.6 million, or by 40.0% on a constant currency basis;
•    net sales through the direct-to-consumer (“DTC”) sales channel increased by 45.3% to CHF 276.9 million, or by 42.4% on a constant currency basis;
•    net sales through the wholesale sales channel increased by 41.5% to CHF 449.7 million, or by 38.6% on a constant currency basis;
•    net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 33.6% to CHF 168.6 million, 32.7% to CHF 437.4 million and 130.1% to CHF 120.6 million, respectively;
•    net sales in EMEA, Americas and Asia-Pacific increased by 33.0%, 28.6% and 128.9% on a constant currency basis, respectively;
•    net sales from shoes, apparel and accessories increased by 40.5% to CHF 680.9 million, 93.1% to CHF 38.1 million and 99.2% to CHF 7.6 million, respectively;
•    net sales from shoes, apparel and accessories increased by 37.5%, 91.0%, 97.0% on a constant currency basis, respectively;
•    gross profit increased by 43.5% to CHF 435.3 million from CHF 303.3 million;
•    gross profit margin increased to 59.9% from 59.7%;
•    net income decreased by 38.0% to CHF 56.7 million from CHF 91.4 million;
•    net income margin decreased to 7.8% from 18.0%;
•    basic earnings per share (“EPS”) Class A (CHF) decreased to 0.17 from 0.28;
•    diluted EPS Class A (CHF) decreased to 0.17 from 0.28;
•    adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 54.8% to CHF 119.9 million from CHF 77.4 million;
•    adjusted EBITDA margin increased to 16.5% from 15.2%;
•    adjusted net income decreased to CHF 70.5 million from CHF 106.5 million;
•    adjusted basic EPS Class A (CHF) decreased to 0.22 from 0.33; and
•    adjusted diluted EPS Class A (CHF) decreased to 0.21 from 0.33.

Key financial and operating metrics as of March 31, 2025 compared to December 31, 2024 included:
•    cash and cash equivalents decreased by 5.7% to CHF 871.8 million from CHF 924.3 million; and
•    net working capital increased by 20.3% to CHF 600.1 million from CHF 498.9 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see section titled “Non-IFRS Measures.”

Outlook
On continues to experience strong demand across channels, regions and product categories. The company looks to further build on this global brand momentum with an exciting product pipeline for the rest of the year.

Based on the ongoing brand strength as well as visibility on the order book for the remainder of the year, On increases its full-year net sales outlook, now expecting at least 28% net sales growth on a constant currency basis, corresponding to reported net sales of at least CHF 2.86 billion at current spot rates.

On acknowledges that recent global trade policy shifts have introduced higher levels of planning uncertainty, including the potential for increased customs and freight expenses, general volatility within the global supply chain, as well as the material depreciation of all key operating currencies against the Swiss Franc. On is embedding this higher degree of uncertainty in its outlook and as a result, now expects its gross profit margin to be in the range of 60.0% - 60.5% and its adjusted EBITDA margin in the range of 16.5% - 17.5% for the full year.

Supported by On's premium brand positioning, the company remains confident in its ability to navigate the current dynamic market environment. In line with its premium brand promise, On continuously assesses its global pricing strategy within the movements of the industry and takes action where appropriate to maintain its brand positioning.

The above guidance includes the additional United States tariffs in place during the current 90-day pause on the country-specific reciprocal tariffs.

Other than with respect to IFRS net sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss first quarter results is scheduled for May 13, 2025 at 8 a.m. US Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 646 307 19 63
United Kingdom:    +44 203 481 42 47
Switzerland:        +41 43 210 51 63

Conference ID: 9414365

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/472656139. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Fifteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® and LightSpray™ innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 80 countries globally and engages with a digital community on www.on.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they exclude share-based compensation which is not viewed by management as part of our ongoing operations and performance, enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this press release.

Net sales on a constant currency basis is a non-IFRS financial measure and should be viewed as a supplement to our results under IFRS. Net sales on a constant currency basis represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our results, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in this press release and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings, including investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our Executive Officers; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt generative artificial intelligence ("AI") technologies in our operations; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For investor and media inquiries
Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Adib Sisani
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information
Consolidated Interim Statements of Income (unaudited)

	Three-month period ended March 31,
(CHF in millions)	2025	2024

Net sales	726.6	508.2
Cost of sales	(291.3)	(204.9)
Gross profit	435.3	303.3
Selling, general and administrative expenses	(358.2)	(264.8)
Operating result	77.0	38.5
Financial income	7.3	5.4
Financial expenses	(5.9)	(4.9)
Foreign exchange gain / (loss)	(14.5)	76.8
Income before taxes	63.9	115.8
Income tax expense	(7.2)	(24.4)
Net income	56.7	91.4
Earnings per share

Basic EPS Class A (CHF)	0.17	0.28
Basic EPS Class B (CHF)	0.02	0.03

Diluted EPS Class A (CHF)	0.17	0.28
Diluted EPS Class B (CHF)	0.02	0.03

Consolidated Interim Balance Sheets (unaudited)

(CHF in millions)	3/31/2025	12/31/2024

Cash and cash equivalents	871.8	924.3
Trade receivables	362.7	246.1
Inventories	399.3	419.2
Other current financial assets	41.9	56.4
Other current operating assets	124.5	113.7

Current assets	1,800.3	1,759.7

Property, plant and equipment	127.4	127.2
Right-of-use assets	313.7	323.6
Intangible assets	56.4	58.3
Deferred tax assets	121.0	107.8

Non-current assets	618.5	617.0

Assets	2,418.8	2,376.7

Trade payables	162.0	166.5
Current lease liabilities	57.3	59.1
Other current financial liabilities	53.2	51.3
Other current operating liabilities	297.0	299.3
Current provisions	20.2	21.7
Income tax liabilities	53.8	62.5

Current liabilities	643.4	660.4

Employee benefit obligations	9.3	8.6
Non-current provisions	18.0	14.9
Non-current lease liabilities	280.7	288.5
Other non-current financial liabilities	0.8	1.7
Deferred tax liabilities	9.2	10.8

Non-current liabilities	318.0	324.5

Share capital	33.7	33.7
Treasury shares	(26.6)	(26.8)
Capital reserves	1,227.6	1,210.0
Other reserves	(12.9)	(4.0)
Retained earnings	235.6	178.9

Equity	1,457.4	1,391.8

Equity and liabilities	2,418.8	2,376.7

Consolidated Interim Statements of Cash Flow (unaudited)

	Three-month period ended March 31,
(CHF in millions)	2025	2024

Net income	56.7	91.4
Adjustments for:
Share-based compensation	11.6	9.8
Employee benefit expenses	0.8	0.5
Depreciation and amortization	28.3	22.1
Interest income and expenses	(3.3)	(2.1)
Net exchange differences	26.7	(72.5)
Income taxes	7.2	24.4
Change in working capital	(120.3)	(24.4)
Trade receivables	(124.7)	(71.9)
Inventories	8.0	21.5
Trade payables	(3.5)	26.0
Change in provisions	—	7.8
Change in other current assets / liabilities	(3.6)	33.5
Interest received	7.3	5.2
Income taxes paid	(23.6)	(14.7)
Cash inflow / (outflow) from operating activities	(12.1)	81.0

Purchase of property, plant and equipment	(11.3)	(8.0)
Purchase of intangible assets	(0.8)	(1.1)
Cash (outflow) from investing activities	(12.1)	(9.1)

Payments of lease liabilities	(14.0)	(11.7)
Proceeds on sale of treasury shares related to share-based compensation	6.1	1.7
Interest paid	(4.0)	(3.1)
Cash (outflow) from financing activities	(12.0)	(13.1)

Change in cash and cash equivalents	(36.3)	58.8
Cash and cash equivalents balance at beginning of the year	924.3	494.6
Net impact of foreign exchange rate differences	(16.1)	31.1
Cash and cash equivalents balance at end of the period	871.8	584.6

Reconciliation of Non-IFRS measures
Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended March 31,
(CHF in millions)	2025	2024	% Change

Net income	56.7	91.4	(38.0)%
Exclude the impact of:
Income taxes	7.2	24.4	(70.3)%
Financial income	(7.3)	(5.4)	35.2%
Financial expenses	5.9	4.9	20.4%
Foreign exchange result	14.5	(76.8)	118.9%
Depreciation and amortization	28.3	22.1	27.9%
Share-based compensation (1)	14.6	16.8	(13.2)%
Adjusted EBITDA	119.9	77.4	54.8%
Adjusted EBITDA margin	16.5%	15.2%	8.3%
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax-deductible portion of the non-IFRS adjustments, which we believe increases comparability of the metric from period to period, and makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted basic EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period. Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis.
The table below provides a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended March 31,
(CHF in millions, except per share data)	2025	2025	2024	2024
	Class A	Class B	Class A	Class B

Net income	50.7	6.0	81.6	9.8
Exclude the impact of:
Share-based compensation (1)	13.0	1.5	15.0	1.8
Tax effect of adjustments(2)	(0.7)	(0.1)	(1.5)	(0.2)
Adjusted net income	63.1	7.4	95.1	11.4

Weighted number of outstanding shares	293,337,960	345,437,500	287,651,434	345,437,500
Weighted number of shares with dilutive effects	4,460,419	13,487,132	3,356,157	11,812,592
Weighted number of outstanding shares (diluted and undiluted)(3)	297,798,379	358,924,632	291,007,591	357,250,092

Adjusted basic EPS (CHF)	0.22	0.02	0.33	0.03
Adjusted diluted EPS (CHF)	0.21	0.02	0.33	0.03
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales in our results to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations. Below, we show net sales split out by sales channel, geography, and product, and include the reported percent change and the constant currency percent change.

Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended March 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Wholesale	449.7	317.7	41.5%	38.6%
Direct-to-consumer	276.9	190.5	45.3%	42.4%
Net sales	726.6	508.2	43.0%	40.0%

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended March 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Europe, Middle East and Africa	168.6	126.2	33.6%	33.0%
Americas	437.4	329.6	32.7%	28.6%
Asia-Pacific	120.6	52.4	130.1%	128.9%
Net Sales	726.6	508.2	43.0%	40.0%

Net sales by product
The following table presents net sales by product group:

	Three-month period ended March 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Shoes	680.9	484.7	40.5%	37.5%
Apparel	38.1	19.7	93.1%	91.0%
Accessories	7.6	3.8	99.2%	97.0%
Net Sales	726.6	508.2	43.0%	40.0%
(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. For additional information, refer to "Non-IFRS Measures"for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of March 31,	As of December 31,
(CHF in millions)	2025	2024	% Change

Accounts receivables	362.7	246.1	47.4%
Inventories	399.3	419.2	(4.7)%
Trade payables	(162.0)	(166.5)	(2.7)%
Net working capital	600.1	498.9	20.3%